Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2014

You are receiving this notification as Silver Wheaton Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 9, 2014 (the “Meeting”).  Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2013 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically.  However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and it should also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	May 9, 2014 1:00 p.m. (Vancouver Time)	WHERE:	Fairmont Waterfront Hotel 900 Canada Place Way Vancouver, British Columbia V6C 3L5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon.
•	ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.
•

APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

•

SAY ON PAY: To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation. See the section entitled “Say On Pay Advisory Vote” in the Information Circular.

•

AMENDMENT TO SHARE OPTION PLAN: To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the Company’s share option plan. See the section entitled “Amendment to Share Option Plan” in the Information Circular.

•

ADVANCE NOTICE REQUIREMENTS: To confirm the adoption of a by-law providing for advance notice requirements for the nomination of directors. See the section entitled “Confirmation of By-law No. 3 – Advance Notice of Directors” in the Information Circular.

•

AMENDMENT TO QUORUM REQUIREMENTS: To confirm the amendment to the Company’s by-laws to increase the quorum at a meeting of shareholders from 10% to 25%. See the section entitled “Confirmation of By-law No. 4 – Increase in Quorum” in the Information Circular.

•

AMENDMENT TO NOTICE AND SIGNATURE REQUIREMENTS: To confirm the amendment to the Company’s by-laws to modernize and enhance notice and signature provisions. See the section entitled “Confirmation of By-law No. 5 – Updated Notice and Signature Provisions” in the Information Circular.

•	OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING. SEE OVER FOR HOW TO VIEW INFORMATION CIRCULAR.

WEBSITES WHERE INFORMATION CIRCULAR IS POSTED

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or at the Company’s website at www.silverwheaton.com/Investors/AnnualGeneralMeeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them.  Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders who wish to receive paper copies of the Information Circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@canstockta.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Information Circular in advance of the proxy deposit date and Meeting.  The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.  Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification.

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

CANADA AND UNITED STATES

FACSIMILE:	Fax to CST Trust Company at 1-416-368-2502.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CST Trust Company at: CST Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M15 0A1

Beneficial (or Non Registered) Holders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

CANADA		UNITED STATES

MAIL:	Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7 Canada	MAIL:	Proxy Services PO Box 9104 Farmingdale, New York 11735-9533 USA
TELEPHONE:	English: 1-800-474-7493 French: 1-800-474-7501	TELEPHONE:	1-800-454-8683
FACSIMILE:	Fax to 1-905-507-7793	FACSIMILE:	Fax to 1-905-507-7793
INTERNET:	Go to www.proxyvote.com and follow the instructions using 12 digit control number.	INTERNET:	Go to www.proxyvote.com and follow the instructions using 12 digit control number.

Shareholders with questions about notice and access can call toll free at 1-800-380-8687.